Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

REED ELSEVIER PROVIDES UPDATE ON TRADING AND REAFFIRMS OVERALL FINANCIAL TARGETS

Reed Elsevier today reaffirmed that it is on track to deliver on its targets this year of organic revenue growth of 5% and double digit growth in adjusted earnings per share at constant currencies.

Trading performance in three of its four divisions is on track to deliver on or, in the case of LexisNexis, exceed individual divisional targets for organic revenue growth, whilst Harcourt Education is now expected to fall short of its target of high single digit organic revenue growth.

In scientific and medical markets, demand remains strong for scientific research and medical information within a more supportive funding environment particularly for online product and in the expanding health professions. In legal markets, good demand growth is being seen for online productivity tools and practice solutions, and in international online expansion and risk management. In education markets, strong growth in the US K-12 basal business, driven by success in an expanded state textbook adoptions market, is in large part offset by weak supplemental and international markets and a disappointing sales performance in supplemental and assessment. In business to business markets, continuing improvement in demand is seen particularly for online services and exhibitions.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier is performing well, with strong subscription renewals, growing online sales and a successful second half medical book publishing programme. Elsevier continues to target 5% organic revenue growth for the year. The renewals process for 2006 subscriptions is progressing well, and the integration of the MediMedia MAP businesses acquired in August is on track.

LexisNexis continues to show good growth with strong demand for online information and workflow tools in North American and International legal markets. US corporate and federal markets continue to see recovery in online news and business, higher volumes of patent applications and strong demand in risk management, with Seisint on track to deliver the targeted 20% year on year sales growth. LexisNexis is now expected to deliver organic revenue growth of 6% this year before taking into account the faster growth at Seisint.

Harcourt Education, in its US basal business, is performing well in a strong state textbook adoptions market despite slow implementation in Texas. Harcourt is taking the leading share in new textbook adoptions in the core curriculum subjects. However, in the last two months, it is seeing significant weakness in its supplemental and assessment businesses. The shortfalls are due to a sharp fall-off in backlist sales and much slower than expected demand for new products, with a cut back on uncommitted spending by schools. Sales shortfalls in these businesses are not likely to be recovered this year, and, given continuation of current trends, low organic revenue growth is now expected, against the high single digit growth targeted.

Reed Business continues to see improvement overall in its markets, with particularly strong demand for online services and recovery in exhibitions markets, whilst print advertising remains variable by geography and sector, in part reflecting migration to strongly growing online services. The second half is seeing good performances from biennial exhibitions cycling in. Reed Business continues to target 4-5% organic revenue growth for the year.

Commenting, Sir Crispin Davis, Chief Executive Officer, said:

“Our business is performing well overall, with organic revenue growth building and margin expected to improve through continued cost efficiency. The accelerating performance of LexisNexis is particularly pleasing. While growth this year in the Harcourt supplemental and testing businesses will be lower than expected, we remain confident in the longer term prospects of the education market and our business.

“With continuing revenue growth momentum in our markets and in our business and ongoing cost efficiency, as well as growing returns from investment, we are again targeting to deliver next year organic revenue growth of at least 5% and double digit growth in adjusted earnings per share at constant currencies.”

This announcement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.